Emails


COCO
DEVELOPMENT GROUP
Creating Dreams, Living Them

, did you know that Revolut started with crowdfunding too?

In 2016, one year after launch, **433 early customers invested around $2,800** on average through their **equity crowdfunding deal.**

Now, Revolut is the biggest private tech company in Europe valued at $45B, and **all 433 early customers are now millionaires.**

We want to do the **Exact. Same. Thing.**

Just like them, you're also an early supporter of Coco with access to an exclusive investment opportunity.

We're **growing at the same rate that Revolut did**, and with 200+ properties, 150+ investors in our community, and 6 development projects under construction, we're on track to become the #1 lifestyle property developer in the world.


Uber GROWTH
Revolut GROWTH
COCO'S GROWTH
433 Early
Revolut
Customers
Invested
$60M
$50M
$40M
$30M
$20M
$10M
$0M
0 months
6 months
12 months
18 months
24 months
Projected Growth


COCO
DEVELOPMENT GROUP
Creating Dreams, Living Them

, 8 years ago, Revolut raised £1 million on Crowdcube. All their early investors can now **retire early**. Today, their shares value have seen a substantial increase of roughly **400X**.

We're following their blueprint exactly to give our early supporters the **same opportunity**.

Why Wefunder?

1. First and largest Equity Fundraising Platform in the US.
2. Fully regulated by the SEC and allows investment from all countries.
3. Facilitated raises for 120+ Y-Combinator startups including:
- Mercury - $1.62 billion
- Zenefits - $2+ billion
- ShipBob - $1 Billion

Become a Shareholder Today

Warm Regards,
Coco Development Group Team

COCO
DEVELOPMENT GROUP

+62-823-4178-6638 www.cocodevelopment group.com Hello@cocodevelopmentgroup.com

THE COCO LIFESTYLE

Social Media


COCO
DEVELOPMENT GROUP
WHAT IF WE COULD CREATE MORE THAN JUST PLACES TO STAY?
Invest in COCO's Vision for as little as $100
www.wefunder.com/cocoglobal
WEFUNDER


COCO
DEVELOPMENT GROUP
TOGETHER, WE CAN CREATE MORE THAN JUST PLACES TO LIVE–WE CAN CREATE EXPERIENCES WORTH LIVING FOR.
Your Investment, Your Community – All in One
www.wefunder.com/cocoglobal
WEFUNDER